FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d -16
Under the Securities Exchange Act of 1934

For the Month of March 2019

Commission file number 000-28884

Eltek Ltd.
 (Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-130611 and 333-123559.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eltek Ltd. (Registrant)

By:	/s/ Alon Mualem
Alon Mualem
Chief Financial Officer

Dated:  March 7, 2019

Press Release

 Eltek Announces Key Dates and Timeline for
Stockholder Participation in Rights Offering

PETACH-TIKVA, Israel, March 7, 2019 - Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, today provided an update to stockholders regarding the Company’s rights offering and the key dates and terms relative to the offering.

A registration statement relating to the rights offering has been filed with the U.S. Securities and Exchange Commission (“SEC”) but has not yet become effective. The securities described below to be offered by exercising the rights distributed in the rights offering may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

Under the proposed rights offering, Eltek will distribute to its holders of ordinary shares as of March 18, 2019, at no charge, five non-transferable subscription rights for each three ordinary shares held or deemed held on the record date. Each right will entitle the holder to purchase one ordinary share, at a subscription price of $1.464 per ordinary share. The subscription rights are non-transferable and may only be exercised during the anticipated subscription period of March 18, 2019 through 5:00 PM ET on April 9, 2019, unless extended by Eltek.

The expected calendar for the rights offering, unless extended or modified in Eltek’s sole discretion, is as follows:

•	Monday, March 18, 2019: Record Date
•	Monday, March 18, 2019: Distribution Date; Subscription Period Begins
•	Tuesday April 9, 2019: Subscription Period Ends 5:00 PM ET
The Company also announced today that Nistec Golan Ltd., its controlling shareholder, informed it that instead of converting the debt owed to it into ordinary shares (as previously expected), it will participate in the rights offering by means of a cash investment of at least $2.5 million.

Holders who exercise their subscription rights in full will be entitled, if available, to subscribe for additional ordinary shares that are not purchased by other shareholders, on a pro rata basis.

“We look forward to a successful rights offering, which will bring the Company back in compliance with the shareholders’ equity requirements of NASDAQ Listing Rule 5550(b)(1) and improve our working capital position”,  said  Mr. Eli Yaffe, CEO of Eltek.

The rights offering, which is expected to commence following the effectiveness of the registration statement, is being made only by means of a written prospectus. A preliminary prospectus relating to and describing the proposed terms of the rights offering is contained in Amendment No. 1 to the registration statement and is available on the SEC’s website at https://www.sec.gov. Copies of the preliminary and final prospectus for the rights offering may be obtained, when available, from D.F. King & Co. Inc., at eltek@dfking.com, or at    (800)-283-2170.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these ordinary shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Eltek
Eltek – “Innovation Across the Board”, is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is the Israeli leader in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiaries in North America and in Europe and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek’s web site at www.nisteceltek.com.

Forward Looking Statements:
Some of the statements included in this press release may be forward-looking statements that involve a number of risks and uncertainties including, but not limited to expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company’s Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission. Any forward-looking statements set forth in this press release speak only as of the date of this press release. The information found on our website is not incorporated by reference into this press release and is included for reference purposes only.

Investor Contact:
Eli Yaffe	Alon Mualem
Chief Executive Officer	Chief Financial Officer
eliy@nisteceltek.com	alonm@nisteceltek.com
+972-3-9395023	+972-3-9395023